1 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial information/quarterly-financial.information/ (Excel file Q1 2026 Alternative Performance Measures) CORPORATE, EARNINGS Ferrovial kicks off 2026 with robust operating results • Revenues and adjusted EBITDA1 reported double-digit growth, excluding the impact of exchange rates • North American highways delivered outstanding results • Construction division achieved a healthy order book1 and stable margins Amsterdam, May 7, 2026.- Ferrovial, a leading global infrastructure company, closed the first quarter of 2026 with robust growth, supported by the strong performance of its business units. Both revenue and adjusted EBITDA 1 increased, driven mainly by U.S. highways performance. “We have started 2026 with strong momentum, as evidenced by our significant revenue growth across all our North American highways, continued progress on key projects such as the New Terminal One (NTO) at JFK International Airport, and solid profitability in the Construction business. We see an attractive pipeline of assets in high-growth U.S. regions and increasing opportunities for public- private partnerships,” said Ignacio Madridejos, Chief Executive Officer of Ferrovial. Adjusted EBITDA1 rose by 15% year-on-year on a like-for-like1 basis, reaching €321 million in the first quarter of 2026. Meanwhile, revenue totaled €2.1 billion, a 10.2% increase in like-for-like1 terms compared to the same period in the previous year, driven by substantial growth across all businesses. Ferrovial ended the first quarter of the year with a solid financial position, with €5.5 billion in liquidity1 and consolidated net debt 1 of -€1.2 billion, excluding infrastructure projects in both cases. Operating results The Highways division’s revenue increased by 13.7% in like-for-like terms1 to €336 million in the first quarter of 2026, driven by strong growth in North America. Adjusted EBITDA1 increased 10% in like- for-like1 terms to €235 million. U.S. Express Lanes recorded strong revenue-per-transaction growth, outpacing inflation. However, traffic was affected by adverse weather conditions during the period, primarily in January. In Canada, 407 ETR delivered outstanding performance in the first quarter of 2026, with double- digit EBITDA1 growth, despite adverse weather conditions. 407 ETR has approved the payment of a CAD 500 million dividend in the second quarter. The Construction division’s order book1 reached an all-time high of €17.6 billion at the end of the first quarter 2026, with North America accounting for 45%, Poland 25%, and Spain 14% of the total order book 1. Adjusted EBIT margin1 stood at 3.1%.

PRESS RELEASE

ferrovial

In the **Airports** division, the New Terminal One (NTO) at JFK International Airport continued advancing toward operational readiness, achieving 87% construction progress. NTO has reached 30 commitments with airlines, including 21 executed agreements and 9 letters of intent.

Conference call information

Ferrovial will host a conference call on May 8, 2026, at 15:00 CEST / 9:00 a.m. EDT to discuss Q1 2026 financial results. Visit our investor relations page at https://www.ferrovial.com/en/ir-shareholders/ for more information.

KEY FIGURES
(Million euro)

	Q1 2026	Q1 2025	Variation LfL[1]
Revenue	2,098	2,059	10.2%
Adjusted EBITDA[1]	321	309	15.0%
Adjusted EBIT[1]	198	199	10.6%

	Q1 2026	Dec 2025
Consolidated net debt[1]	6,064	5,893
Net debt, excluding infrastructure projects[1]	-1,218	-1,341

	Q1 2026	Dec 2025	Variation LfL[1]
Construction order book[1/2]	17,555	17,438	0.5%

NORTH AMERICA HIGHWAYS: PERFORMANCE Q1 2026 VS Q1 2025

	Variation	
	Transactions	Rev/Transaction
NTE	-3.6%	18.3%
LBJ	-1.5%	11.5%
NTE 35W	1.0%	17.3%

[1] Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial information/quarterly-financial.information/ (Excel file Q1 2026 Alternative Performance Measures)

1 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial information/quarterly-financial.information/ (Excel file Q1 2026 Alternative Performance Measures) I-77 -5.6% 14.2% I-66 8.3% 4.9% *Vehicle kilometers travelled Forward-Looking Statements This document contains forward-looking statements. Any express or implied statements contained in this document that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding estimates and projections provided by the Company and certain other sources with respect to the Company’s financial results, financial position, business strategy, Company and joint venture project performance and completion estimates, order book, pipeline assets, expected dividends, commitments, plans, objectives of management for future operations, dividends, capital structure, as well as statements that include words such as “expect,” “aim,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “will”, “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements may reflect various assumptions by the Company concerning anticipated results and performance and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and may be impossible to predict. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Risks and uncertainties that could cause actual results to differ include, without limitation: risks related to our diverse geographical operations and business divisions; general economic and political conditions and events and the impact they may have on us, including, but not limited to, impacts on demand or public fund allocation in the industries in which we operate, and the impact of any changes in governmental laws and regulations, including but not limited to tax regimes or regulations; the fact that our business is derived from a small number of major projects; risks related to government contracting; the impact of competitive pressures in our industries, including on bid success and pricing; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; cyber threats or other technology disruptions; our ability accurately to develop estimates or the impact of changes in our underlying assumptions, with respect to project plans, including project timing and budgets, and our ability to meet contractual expectations with respect thereto; the impacts of accidents, disruptions, or other incidents at our project sites and facilities; our ability to obtain adequate financing or access to capital in the future as needed and the impact of reliance on joint venture and partnership arrangements; our reliance on and ability to locate, select, monitor, and manage subcontractors Variation VKT* Rev/Trip 407 ETR 8.2% 12.4%

1 Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the Q1 2026 results report. The detailed reconciliation of the Alternative Performance Measures can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial information/quarterly-financial.information/ (Excel file Q1 2026 Alternative Performance Measures) and service providers; limitations on our ability to declare and fund future dividends or other distributions, and distribution processes and timelines; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2025, which is available on the SEC website at , as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is a leading global infrastructure company transforming highways, airports, and energy around the world. Its distinctive integrated business model supports the entire lifecycle of complex projects, from design and financing to construction, operation and maintenance. The company has a global presence and employs more than 22,500 people worldwide. North America is Ferrovial’s growth engine, where it developed and is currently operating five Express Lanes across Texas, North Carolina and Virginia, and is managing the 407 ETR highway in Toronto, Canada. The company is also leading the development of the New Terminal One at JFK International Airport. Ferrovial shares trade under the ticker symbol FER on three stock markets: U.S. (Nasdaq100 Index), Spain (IBEX35), and the Netherlands. The company is included in globally recognized sustainability indices such as the Dow Jones Best-in-Class Index. Find out more information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Investor Relations +34 91 586 25 65 (Spain) +31 20 798 3700 (The Netherlands) ir@ferrovial.com North America Rebecca Rountree +1 512 568 5015 rrountree@ferrovial.com Europe Fátima Gracia de Vargas +34 630445342 fgracia@ferrovial.com